

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Mansour Khatib
Chief Executive Officer
GBT Technologies Inc.
2450 Colorado Ave., Suite 100E
Santa Monica, CA 90404

> **Re: GBT Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2022**
> **File No. 333-262121**

Dear Mr. Khatib:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 12, 2022

Executive Compensation, page 56

1. Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

General

2. Please amend your filing to name GHS Investments LLC as an underwriter. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution. For additional guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

3. Please tell us whether the company has any current involvement in digital ledger (blockchain) technology and/or the creation, issuance or use of digital assets. If so, please specifically describe the extent of the company's involvement.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Stacey Peikin at 202-551-6223 or Erin Jaskot at 202-551-3442 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services